SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ____________________________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ViewRay, Inc.

(Name of Issuer)

Common Stock, par value US$0.01 per share

(Title of Class of Securities)

92672L107

(CUSIP Number)

SZE Mei Ming

Fosun International Limited

Room 808, ICBC Tower

3 Garden Road, Central

Hong Kong

(852) 2509 3228

With a copy to:

Gregory Wang

Reed Smith Richards Butler

17th Floor, One Island East

Taikoo Place

18 Westlands Road, Quarry Bay

Hong Kong

(852) 2507 9869

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672L107

1	NAME OF REPORTING PERSONS Fosun International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 2,813,834
	8	SHARED VOTING POWER 22,423,782
	9	SOLE DISPOSITIVE POWER 2,813,834
	10	SHARED DISPOSITIVE POWER 22,423,782
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,237,616(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Number of shares is number of shares of common stock, par value US$0.01 per share (“Common Stock”), of ViewRay, Inc. (the “Issuer”), which includes (i) 2,813,834 shares of Common Stock held by Fosun International Limited, (ii) 19,408,222 shares of Common Stock and warrants exercisable within 60 days for 1,418,116 shares of Common Stock held by Strong Influence Limited, an indirectly wholly-owned subsidiary of Fosun International Limited, and (iii) 1,597,444 shares of Common Stock held by Fosun Atlas Capital SICAV RAIF S.C.S., a fund managed by an indirectly wholly-owned subsidiary of Fosun International Limited.

(2)	This percentage is calculated based on 147,399,273 shares of Common Stock of the Issuer outstanding as of April 23, 2020, as reported in the Issuer’s quarterly report on Form 10-Q filed on May 1, 2020, plus warrants exercisable within 60 days for 1,418,116 shares of Common Stock of the Issuer.

CUSIP No. 92672L107

1	NAME OF REPORTING PERSONS Strong Influence Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,826,338
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,826,338
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,826,338(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Number of shares is number of shares of Common Stock of the Issuer, which includes 19,408,222 shares of Common Stock and warrants exercisable within 60 days for 1,418,116 shares of Common Stock of the Issuer.

(2)	This percentage is calculated based on 147,399,273 shares of Common Stock of the Issuer outstanding as of April 23, 2020, as reported in the Issuer’s quarterly report on Form 10-Q filed on May 1, 2020, plus warrants exercisable within 60 days for 1,418,116 shares of Common Stock of the Issuer.

This Amendment No. 2 to statement on Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2019, as amended and supplemented by Amendment No. 1 filed on December 10, 2019 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment No. 2, the “Schedule 13D”), and is being filed on behalf of the Reporting Persons in respect of the Common Stock of the Issuer.

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As of July 15, 2020, Dr. Xie ceased to be employed by Fosun and, as a result, he is no longer affiliated with the Reporting Persons. While Dr. Xie will remain as a director of the Issuer, he will no longer serve in such capacity as a representative of Fosun.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Common Stock that are beneficially owned by each Reporting Person as of July 20, 2020.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock that are beneficially owned by each Reporting Person as of July 20, 2020 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A has effected any transactions in the Common Stock of the Issuer during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2020

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
SZE Mei Ming
Company Secretary

STRONG INFLUENCE LIMITED

By:	/s/ TONG Xuefei
TONG Xuefei
Director

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH REPORTING PERSON, PERSONS CONTROLLING ANY REPORTING PERSON AND EXECUTIVE OFFICERS AND DIRECTORS OF PERSONS IN CONTROL OF ANY REPORTING PERSON

Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

Fosun International Limited

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
GUO Guangchang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Chairman of Fosun International	Hong Kong
WANG Qunbin	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Co-Chairman of Fosun International	Hong Kong
CHEN Qiyu	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Co-Chief Executive Officer of Fosun International	China
XU Xiaoliang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Co-Chief Executive Officer of Fosun International	China
QIN Xuetang	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director and Senior Vice President of Fosun International	China
GONG Ping	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Executive Director, Senior Vice President and Chief Financial Officer of Fosun International	China
CHEN Shucui	Building No. 1, Xihai International Center, No. 99 West Road of North 3rd Ring Road, Haidian District, Beijing	Non-executive Director of Fosun International	China
ZHUANG Yuemin	Floor 32, Building 1, Lujiazui Century Financial Plaza, South Yanggao Road, Pudong District, Shanghai	Non-executive Director of Fosun International	China
ZHANG Shengman	N/A	Independent Non-executive Director of Fosun International	Hong Kong
ZHANG Huaqiao	N/A	Independent Non-executive Director of Fosun International	Hong Kong
David T. ZHANG	26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong	Independent Non-executive Director of Fosun International	Hong Kong
LEE Kai-Fu	11/F, Dinghao Tower Block B, No. 3 Haidian Street, Haidian District, Beijing	Independent Non-executive Director of Fosun International	Republic of China

Fosun Health Holdings Limited

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
CHEN Qiyu	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Director of Fosun Health Holdings Limited	China
LAW Tsz Kwan Iris	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Director of Fosun Health Holdings Limited	Hong Kong
LUI Man Yi	Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong	Director of Fosun Health Holdings Limited	Hong Kong

Fosun Health Holdings Limited (“Fosun Health”) is a directly wholly-owned subsidiary of Fosun International and owns 100% of the shares of Strong Influence as of July 20, 2020. Fosun Health is a company organized under the laws of Hong Kong. The address of the principal business office of Fosun Health is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. Fosun Health is principally engaged in investment holding.

Strong Influence Limited

Name	Residence or Business Address	Present Principal Occupation and Employment	Citizenship
TONG Xuefei	28 Liberty St, New York, NY 10005, United States of America	Director of Strong Influence	United States of America

Strong Influence is a directly wholly-owned subsidiary of Fosun Health as of July 20, 2020.

-7-